RECD S.E.C.

JUN 1 1 2002

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

[redacted]

02039718

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

(1) Kawasaki Seitetsu Kabushiki Kaisha; (2) Nippon Kokan Kabushiki Kaisha

(Names of Subject Companies)

(1) Kawasaki Steel Corporation; (2) NKK Corporation

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

(1) Kawasaki Steel Corporation; (2) NKK Corporation

(Names of Persons Furnishing Form)

PROCESSED

JUN 1 4 2002

THOMSON FINANCIAL

Common Stock

(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

(1) Kawasaki Steel Holdings (USA), Inc., 350 Park Avenue, 27th Floor, New York, NY 10022, U.S.A. (phone number: 212-310-9320)

(2) NKK U.S.A. Corporation, 450 Park Avenue, 25th Floor, New York, N.Y. 10022, U.S.A. (phone number: 212-826-6250)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Companies)

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1	Press Release, dated December 21, 2002, Announcing the Establishment of Holding Company JFE Group*
2	Press Release, dated February 18, 2002, Regarding Details of New JFE Group**
3	Press Release, dated May 9, 2002, Regarding the Execution of the Agreement** for Consolidation of Kawasaki Steel and NKK
4	Notice, dated June 5, 2002, of Convocation of the 148th Ordinary General Meeting of Shareholders of NKK Corporation***
5	Notice, dated June 11, 2002, of Convocation of the 77th Ordinary General Meeting of Shareholders of Kawasaki Steel Corporation (excerpt)

Item 2. *Informational Legends*

The required legends are included on the last page of the document filed as Exhibit.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Kawasaki Steel Corporation and NKK Corporation have previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on December 21, 2002.

---

* Previously furnished to the Commission as part of Form CB on December 21, 2002.

** Previously furnished to the Commission as part of Form CB (Amendment No. 1) on May 10, 2002.

*** Previously furnished to the Commission as part of form CB (Amendment No. 2) on June 5, 2002.

PART IV — SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Kawasaki Steel Corporation

By: /s/ K. Wakabayashi

Name: Kohei Wakabayashi
Title: Member of the Board and Executive Officer
Kawasaki Steel Corporation

Date: June 11, 2002

NKK Corporation

By: ____________________

Name: Kunioki Kubo
Title: Senior Vice President
NKK CORPORATION

Date: June 11, 2002

PART IV — SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Kawasaki Steel Corporation

By: ______________________

Name: Kohei Wakabayashi
Title: Member of the Board and Executive Officer
Kawasaki Steel Corporation

Date: June 11, 2002

NKK Corporation

By: Kunioki Kubo

Name: Kunioki Kubo
Title: Senior Vice President
NKK CORPORATION

Date: June 11, 2002

EXHIBIT 5

(The following is our translation of the original Japanese documents, prepared solely in accordance with Japanese law, and is being offered here for information purposes only. Note in particular that the financial statements included in the following translation have been prepared in accordance with the Japanese GAAP.)

ATTACHMENT:

REFERENCE MATERIALS FOR THE EXERCISE OF VOTING RIGHTS
FOR THE 77TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Proposed Resolution No. 2: Establishment of a Wholly-owning Parent Company through Stock-for-Stock Exchange (*Kabushiki-Iten*)

KAWASAKI STEEL CORPORATION

Proposed Resolution No. 2: Establishment of a Wholly-owning Parent Company through Stock-for-Stock Exchange (*Kabushiki-Iten*)

1. Motives for the Stock-for-Stock Exchange

In April 2000, Kawasaki Steel Corporation ("Kawasaki Steel" hereinafter) and NKK Corporation ("NKK" hereinafter) agreed to form a cooperative alliance on transportation, maintenance and procurement for their four domestic steelworks. As they worked to expand their cooperation, the two companies have determined that business consolidation is the best option for developing their businesses through continuing to provide products and services that address the ever more sophisticated requirements of their customers within the context of global-scale restructuring involving steel consumers and expansions in global procurement. The two companies have therefore agreed to create the JFE Group, which will fully consolidate their businesses and those of their group companies on an equal-standing basis. The goal of the JFE Group is to build an "excellent corporate group" for the twenty-first century, with core operations in steel and engineering. The two companies have selected a holding company scheme for the consolidation because of its merits in facilitating specialized operations, timely decision-making and clear evaluations of business performance.

The JFE Group will capitalize on the strong marketing bases, advanced technologies and highly efficient steelworks and manufacturing plants of the two companies in order to realize the highest levels of competitiveness and to create an innovative corporate culture, that will continue to respond and adapt to changing environments, thereby better addressing the needs of customers on a global scale and winning higher valuations from shareholders and capital markets.

In order to achieve these objectives, it is proposed that a wholly-owning parent company, JFE Holdings, Inc., be established jointly by Kawasaki Steel and NKK each of which will then become a wholly-owned subsidiary of JFE Holdings, Inc. pursuant to Article 364 of the Commercial Code.

2. Substance of the Stock-for-Stock Exchange

(1)Articles of Incorporation of the wholly-owning parent company to be established:

The content of the Articles of Incorporation of JFE Holdings, Inc. is set forth in the following section entitled Articles of Incorporation of JFE Holdings, Inc. (pages 15 through 21 hereof).

(2)Type and number of shares to be issued by the wholly-owning parent company to be established:

The type and number of shares to be issued by JFE Holdings, Inc. at the time of the stock-for-stock exchange shall be 574,733,051 shares of common stock.

It is provided, however, that the number of shares to be issued at the time of the stock-for-stock exchange shall be recalculated in accordance with the provisions of Paragraph 3 of Article 1 of Supplementary Provisions to the Articles of Incorporation of JFE Holdings, Inc. (page 21 hereof), should convertible bonds issued by Kawasaki Steel be converted to common stock from May 1, 2002 to the day immediately prior to the day on which the stock-for-stock exchange takes place.

(3)Allocation of shares to the shareholders of the two companies:

Shares in JFE Holdings, Inc. shall be allocated at the time of the stock-for-stock exchange to individual shareholders listed on the shareholder registries (including the *de facto* shareholder registries) of Kawasaki Steel and NKK at the close of the day immediately prior to the day of the stock-for-stock exchange, in the following ratios:

Kawasaki Steel shareholders shall receive 100 shares of the common stock of JFE Holdings, Inc. for 1,000 shares of the common stock of Kawasaki Steel that they hold.

NKK shareholders shall receive 75 shares of the common stock of JFE Holdings, Inc. for 1,000 shares of the common stock of NKK that they hold.

(4)Amounts of Capital Stock and Capital Stock Reserves of the wholly-owning parent company to be established:

1) Capital Stock: ¥100.0 billion
2) Capital Stock Reserves: The remainder of the capital stock amount set forth above being subtracted from an aggregate of net asset values of both Kawasaki Steel and NKK existing on the date of the stock-for-stock exchange.

(5)Date of the stock-for-stock exchange (timing of the stock-for-stock exchange):

The stock-for-stock exchange shall take place on September 26, 2002. Registry of establishment of JFE Holdings, Inc. shall be made on September 27, 2002.

These dates may be changed as mutually agreeable to Kawasaki Steel and NKK in light of the progress of the stock-for-stock exchange procedures.

(6)Directors of the wholly-owning parent company to be established :

Below is a list of the directors of JFE Holdings, Inc.

Name (Date of Birth)	Resume and Positions and Corporate Representing Status in Other Companies		Equity Ownership in Kawasaki Steel and/or NKK
Kanji Emoto	April 1958	Joined Kawasaki Steel	
(Jan. 28, 1936)	June 1988	Member of the Board and Executive Officer – Kawasaki Steel	Kawasaki Steel: 160,000 shares
	June 1991	Member of the Board and Senior Executive Officer– Kawasaki Steel	NKK:
	June 1994	Member of the Board (Representative Director) and Principal Senior Executive Officer – Kawasaki Steel	0 shares
	June 1995	President (Representative Director) and Chief Executive Officer– Kawasaki Steel	
	June 2001	Chairman of the Board (Representative Director)– Kawasaki Steel	
		Continued to be in this position to date.	

Name (Date of Birth)	Resume and Positions and Corporate Representing Status in Other Companies	Equity Ownership in Kawasaki Steel and/or NKK
Yoichi Shimogaichi (Aug.26, 1934)	April 1958 Joined NKK June 1987 Director - NKK June 1989 Director / Vice President - NKK June 1991 Director / Senior Vice President - NKK June 1994 Representative Director/Executive Vice President - NKK June 1997 Representative Director/President - NKK Feb. 2002 Representative Director/Chairman - NKK Continued to be in this position to date.	Kawasaki Steel: 0 shares NKK: 125,368 shares
Cho Ohtani (Feb. 21, 1939)	April 1962 Joined NKK June 1991 Director - NKK June 1993 Drector / Vice President - NKK April 1997 Representative Director/Vice President - NKK June 1997 Representative Director/ Executive Vice President - NKK June 2000 Representative Director - NKK Continued to be in this position to date.	Kawasaki Steel: 0 shares NKK: 139,200 shares
Tetsuo Miyazaki (June 20, 1942)	April 1965 Joined Kawasaki Steel June 1995 Member of the Board and Executive Officer– Kawasaki Steel June 1998 Member of the Board and Senior Executive Officer– Kawasaki Steel June 2001 Member of the Board (Representative Director) and Executive Vice President – Kawasaki Steel Continued to be in this position to date.	Kawasaki Steel: 67,000 shares NKK: 0 shares
Fumio Sudo (March 3, 1941)	April 1964 Joined Kawasaki Steel June 1994 Member of the Board and Executive Officer – Kawasaki Steel June 1997 Member of the Board and Senior Executive Officer– Kawasaki Steel June 2000 Member of the Board (Representative Director) and Executive Vice President – Kawasaki Steel June 2001 President (Representative Director) and Chief Executive Officer – Kawasaki Steel Continued to be in this position to date.	Kawasaki Steel: 78,000 shares NKK: 0 shares
Shigeharu Dote (Sept. 2, 1938)	April 1961 Joined NKK June 1991 Director - NKK June 1994 Director / Vice President - NKK Apr. 1997 Representative Director/Vice President - NKK June 1997 Rep Director/Executive Vice President - NKK June 2000 Representative Director - NKK Continued to be in this position to date.	Kawasaki Steel: 1,000 shares NKK: 207,866 shares

Note:
Of the above six directors, Mr. Kanji Emoto, Mr. Tetsuo Miyazaki and Mr. Fumio Sudo are representative directors of Kawasaki Steel while Mr. Yoichi Shimogaichi, Mr. Cho Otani and Mr.

Shigeharu Dote are representative directors of NKK. None of the six directors has any conflicts of interest with regard to JFE Holdings, Inc., Kawasaki Steel or NKK.

(7) Corporate Auditors of the wholly-owning parent company to be established:

Below is a list of the corporate auditors of JFE Holdings, Inc.

Name (Date of Birth)	Resume and Positions		Equity Ownership in Kawasaki Steel and/or NKK
Shinji Sakuwa (Sept.2, 1942)	April 1965	Joined Kawasaki Steel	Kawasaki Steel: 52,560 shares NKK: 0 shares
	July 1989	General Manager, Overseas Construction and Development Marketing Department, Engineering Division – Kawasaki Steel	
	Jan. 1992	c/o Personnel Department(General Manager) – Kawasaki Steel Loaned to Kawasaki Enterprises Inc.	
	June 1992	c/o Personnel Management Group (General Manager) – Kawasaki Steel, Member of the Board and Senior Executive Officer - Kawasaki Enterprises Inc.	
	June 1996	Member of the Board and Principal Senior Executive Officer- Kawasaki Enterprises Inc.	
	Dec. 1996	Left Kawasaki Steel Member of the Board and Principal Senior Executive Officer- Kawasaki Enterprises Inc.	
	June 2001	Left Kawasaki Enterprises Inc. Corporate Auditor (standing) – Kawasaki Steel Continued to be in this position to date.	
Tatsuo Hayashi (Aug.27, 1941)	April 1965	Joined NKK	Kawasaki Steel: 0 shares NKK: 34,000 shares
	July 1992	General Manager, General Planning Division - NKK	
	June 1996	Director - NKK	
	June 1998	Corporate Auditor - NKK (standing)	
	June 2001	Senior Corporate Auditor – NKK (standing) Continued to be in this position to date.	

Name (Date of Birth)	Resume and Positions	Equity Ownership in Kawasaki Steel and/or NKK
Aritsugu Tashiro (Feb.6, 1928)	April 1954 Prosecuting Attorney April 1975 General Manager, 3rd Training Dept., General Research & Study Institute, Ministry of Legal Affairs April 1979 Left the above. May 1979 Memberof the Bar Association (attorney at law) April 1980 Professor at Law Department, Nihon University Feb. 1998 Retired from above. June 2000 Corporate Auditor - NKK Continued to be in this position to date.	Kawasaki Steel: 0 shares NKK: 19,000 shares
Toshikuni Nishinohara (April 29, 1944)	April 1967 Joined The Daiichi Bank Ltd. June 1995 Director - The Daiichi-Kangyou Bank, Ltd (DKB) May 1997 Director/Vice President - DKB June 1997 Director/Senior Vice President - DKB May 1998 Director/Executive Vice President - DKB Sep. 2000 Director/Executive Vice President - DKB Director/Executive Vice President - Mizuho Holdings Ltd. Mar. 2002 Retired from above. Apr. 2002 Adviser to Seiwa Kogyou KK Continued to be in this position to date.	Kawasaki Steel: 0 shares NKK: 0 shares

Notes:

1. None of the above four corporate auditors is a representative of another company, nor do they have any conflicts of interest with regard to JFE Holdings, Inc., Kawasaki Steel or NKK.

2. Mr. Aritsugu Tashiro and Mr. Toshikuni Nishinohara are external auditors as defined in Paragraph 1 of Section 18 of the Law concerning Exceptional Rules of the Commercial Code with respect to Audits, etc. of Stock Corporation.

(8) Remuneration for directors and corporate auditors of the wholly-owning parent company to be established:

The remuneration payable to directors and auditors of JFE Holdings, Inc. shall, in view of the aggregate remuneration values for those of the two companies and other conditions, be within ¥40 million per month total for directors and ¥15 million per month total for corporate auditors. At the time of the establishment, JFE Holdings, Inc. will have six directors and four corporate auditors.

(9) Appointment of accounting auditor for the wholly-owning parent company to be established:

The following auditing firm shall be appointed as the accounting auditor for JFE Holdings, Inc.:

(As of March 31, 2002)

Corporate Name:	Shin Nihon & Co.
Office:	Main office: Hibiya Kokusai Building, 2-3 Uchisaiwai-cho 2-chome, Chiyoda-ku, Tokyo
History:	October 1985: Established as Showa Ota & Co. as a result of the merger of Tetsuzo Ota & Co. (established January 1967) and Showa & Co. (established December 1969). April 2000: Merged with Century Audit Corp. to become Century Ota Showa & Co. July 2001: Changed name to Shin Nihon & Co.
Profile:	1,798 certified public accountants, 817 assistant accountants, 554 other employees. 35 offices and 7 liaison offices in Japan; 22 liaison offices overseas. Audits 5,025 companies.

(10) Joint establishment:

Kawasaki Steel and NKK shall jointly establish JFE Holdings, Inc. as a wholly-owning parent company.

Outline of NKK Corporation
(As of March 31, 2002)

Corporate Name:	NKK Corporation
Head office:	1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo
Established:	June 8, 1912
Capital Stock:	¥233,731 million
Main areas of business:	1. Manufacture and sale of iron and steel 2. Design, construction, sale and repair of steel frames and structures, machinery and equipment, industrial plants and construction vehicles 3. Planning, design, management and contracting of civil engineering, construction and area development 4. Selling, buying, leasing and management of real estate
Representative :	Masayuki Hanmyo, President (representative director)
Employees:	10,450

3.Explanation on stock allocation pursuant to subparagraph 2 of Paragraph 1 of Section 366 of the Commercial Code of Japan

Kawasaki Steel determined the exchange ratio (hereinafter referred to as the "Exchange Ratio") which represents the ratio of the number of shares of JFE Holdings, Inc. (hereinafter referred to as the "Holding Company")'s common stock which each holder of one share of

Kawasaki Steel's common stock will receive to the number of shares of the Holding Company's common Stock which each holder of one share of NKK's common stock will receive, by which each holder of Kawasaki Steel's and NKK's common stock will receive shares of the Holding Company's common stock in connection with the establishment of the Holding Company through the stock-for-stock exchange (*Kabushiki-Iten*) in the manner described below.

Kawasaki Steel and NKK decided to each appoint its own financial advisor and a joint financial advisor with a view toward assuring the fairness and appropriateness of the Exchange Ratio.

As a result, Kawasaki Steel appointed Morgan Stanley Japan Limited (hereinafter referred to as "Morgan Stanley") as its financial advisor and requested it to analyze potential exchange ratios as a basis for negotiations and discussions between Kawasaki Steel and NKK. Also, Kawasaki Steel and NKK appointed Mizuho Securities Co., Ltd. (hereinafter referred to as "Mizuho") as their joint financial advisor.

Morgan Stanley analyzed potential exchange ratios by way of, among other things, a comparative share price analysis, a discounted cash flow (DCF) analysis, adjusted mark to market net asset value analysis, a contribution analysis and such other methods as deemed appropriate by Morgan Stanley, and the results were presented to Kawasaki Steel.

Kawasaki Steel made internal review from a variety of perspectives in light of Morgan Stanley analysis and also negotiated and discussed with NKK based upon the advice from Morgan Stanley. As a result, each of Kawasaki Steel and NKK approved the Basic Agreement for Consolidation (hereinafter referred to as the "Basic Agreement") setting forth a proposed Exchange Ratio of 1:0.75 which represents the ratio of the number of shares of the Holding Company's common stock which each holder of one share of Kawasaki Steel's common stock will receive to the number of shares of the Holding Company common stock which each holder of one share of NKK's common stock will receive at the meetings of their respective Boards of Directors held on December 21, 2001 and signed the Basic Agreement on the same day.

Prior to the meeting of Board of Directors of Kawasaki Steel, Morgan Stanley delivered an opinion to Kawasaki Steel dated December 20, 2001 that the Exchange Ratio pursuant to the Basic Agreement is fair from a financial point of view to the shareholders of Kawasaki Steel.

Thereafter, Kawasaki Steel and NKK confirmed and agreed that after the signing of the Basic Agreement, there were no material change in various assumptions necessary to the determination of the Exchange Ratio and that the Exchange Ratio should be maintained. Accordingly, Kawasaki Steel and NKK discussed and approved the Agreement for Consolidation (hereinafter referred to as the "Agreement") setting forth the ratio by which a shareholder of Kawasaki Steel will receive 100 shares of the Holding Company's common stock per 1,000 shares of Kawasaki Steel's common stock and a shareholder of NKK will receive 75 shares of the Holding Company's common stock per 1,000 shares of NKK's common stock in consideration of the size of business of JFE group at the meetings of their respective Boards of Directors held on May 9, 2002 and signed the Agreement on the same day.

Prior to the meeting of Board of Directors of Kawasaki Steel, upon the request of Kawasaki Steel, Morgan Stanley as its financial advisor performed additional analysis which Morgan Stanley considered necessary. As of May 9, 2002, Kawasaki Steel received an opinion from Morgan Stanley that the Exchange Ratio stated in the Agreement is fair from a financial point of view to the shareholders of Kawasaki Steel. (Note 1)

NKK received an opinion from their own financial advisor, Goldman Sachs (Japan) Ltd. that the Exchange Ratio stated in the Agreement is fair from a financial point of view to NKK.

Furthermore, Kawasaki Steel and NKK received an opinion from the joint financial advisor, Mizuho that each Exchange Ratio stated in the Basic Agreement and the Agreement is fair from a financial point of view to the respective shareholders of Kawasaki Steel and NKK as of the date of each of the Basic Agreement and the Agreement. (Note 2)

(Note 1)

Morgan Stanley followed such procedures, considered such matters, and based its analysis on such assumptions and limitations as it deemed appropriate in the preparation and delivery of the opinion dated as of May 9, 2002, the details of which are set forth in such opinion attached hereto. The above mentioned procedures, assumptions and limitations are in general, consistent with those applicable to the opinion as of December 20, 2001 delivered at the signing of the Basic Agreement.

(Copy of Morgan Stanley's Opinion)

The official language of this opinion is Japanese, and the translation hereof into English is prepared for reference purpose only and in the event of any conflict between the Japanese language version and the English translation, the Japanese version shall prevail.

May 9, 2002

Board of Directors
Kawasaki Steel Corporation
1-28, Kitahonmachi-dori 1-chome,
Chuo-ku, Kobe
Japan

Members of the Board:

We understand that Kawasaki Steel Corporation ("Kawasaki") and NKK Corporation ("NKK") propose to enter into the Agreement for Consolidation, substantially in the form of the draft dated May 8, 2002 (the "Draft Agreement"), which will provide for among others, the establishment of JFE Holdings, Inc. (the "Holding Company") through the share-for-share exchange (*Kabushiki-Iten*) whereby Kawasaki and NKK become wholly-owned subsidiaries of the Holding Company (the "Transaction"). In connection with the Transaction, (i) each holder of Kawasaki's common stock (the "Kawasaki Common Stock") will receive shares of Holding Company's common stock (the "Holding Company Common Stock") in the ratio of one thousand to one hundred (the "Exchange Ratio"), and (ii) each holder of NKK's common stock (the "NKK Common Stock") will receive shares of the Holding Company Common Stock in the ratio of one thousand to seventy five.

The terms and conditions of the Transaction are described in the preliminary Memorandum of Understanding dated April 13, 2001 (the "MOU"), the Basic Agreement for Consolidation dated December 21, 2001 (the "Basic Agreement") and the Draft Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Draft Agreement is fair from a financial point of view to the holders of the Kawasaki Common Stock.

For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available consolidated financial statements and other information of Kawasaki and NKK, respectively, including information provided in the Annual Securities Report (*Yuka Shoken Hokokusho*) of each of Kawasaki and NKK;

(ii) reviewed certain internal consolidated financial statements and other financial and operating data concerning Kawasaki and NKK, respectively, prepared by the managements of Kawasaki and NKK, respectively;

(iii) reviewed certain financial forecasts prepared by the managements of Kawasaki and NKK, respectively;

(iv) reviewed the information relating to certain strategic, financial and operational benefits anticipated from the Transaction, prepared by the managements of Kawasaki and NKK, respectively;

(v) discussed the past and current operations and financial condition and the prospects of Kawasaki and major subsidiaries and affiliates of Kawasaki with the managements of Kawasaki and major subsidiaries and affiliates of Kawasaki;

(vi) discussed the past and current operations and financial condition and the prospects of NKK and major subsidiaries and affiliates of NKK with the managements of NKK and major subsidiaries and affiliates of NKK;

(vii) analyzed the pro forma impact of the Transaction on Kawasaki's earnings per share;

(viii) reviewed the reported prices and trading activity for the Kawasaki Common Stock and the NKK Common Stock;

(ix) compared the financial performance of Kawasaki and NKK and the prices and trading activity of the Kawasaki Common Stock and the NKK Common Stock with those of certain comparable publicly-traded companies and their securities;

(x) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

(xi) participated in discussions and negotiations among representatives of Kawasaki and NKK and their financial advisors;

(xii) reviewed the MOU, the Basic Agreement, the Draft Agreement and certain related documents;

(xiii) reviewed a report (the "Legal Report") prepared by the legal counsel of Kawasaki, concerning legal due diligence related to certain matters concerning major subsidiaries and affiliates of NKK; and,

(xiv) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Transaction, we have assumed that they have been reasonably prepared by Kawasaki and NKK on bases reflecting the best currently available estimates and judgments of the future financial performance of Kawasaki and NKK. We have not made any independent valuation or appraisal of the assets or liabilities of Kawasaki and NKK, and with Kawasaki's consent, we have relied upon certain information including the Legal Report reviewed by us with respect to such assets and liabilities. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of the date hereof. We have also assumed that the Transaction will be consummated in accordance with the terms set forth in the Draft Agreement.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the business combination or other extraordinary transaction involving Kawasaki, nor did we negotiate with any of the parties, other than NKK in the possible business combination with Kawasaki or certain of its constituent businesses.

We have acted as financial advisor to the Board of Directors of Kawasaki in connection with the Transaction and will receive a fee for our services. In the past, Morgan Stanley Japan Limited and its affiliates have provided financial advisory and financing services for Kawasaki and its affiliates and for NKK and its affiliates and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of Kawasaki and may not be used for any other purpose or disclosed to a third party without our prior written consent. We are not expressing any opinion as to the value of the Holding Company Common Stock delivered to the holders of the Kawasaki Common Stock pursuant to the Transaction or the prices at which such Holding Company Common Stock will trade subsequent to the Transaction. This letter does not express any opinion or recommendation as to how the holders of the Kawasaki Common Stock or the holders of the NKK Common Stock should vote at the shareholders' meetings to be held in connection with the Transaction.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Draft Agreement is fair from a financial point of view to the holders of Kawasaki Common Stock.

Very truly yours,

MORGAN STANLEY JAPAN LIMITED

By: /s/ Masayoshi Nakamura
Masayoshi Nakamura
Managing Director

(Note 2)

Mizuho followed such procedures, considered such matters, and based its analysis on such assumptions and limitations as it deemed appropriate in the preparation and delivery of the opinion dated as of May 9, 2002, the details of which are set forth in such opinion attached hereto. The above mentioned procedures, assumptions and limitations are in general, consistent with those applicable to the opinion as of December 21, 2001 delivered at the signing of the Basic Agreement.

(Copy of Mizuho's Opinion)

May 9, 2002

Board of Directors
Kawasaki Steel Corporation
1-28, Kita-Honmachi-Dori 1-chome, Chuo-ku, Kobe

Ladies and Gentlemen:

We understand that Kawasaki Steel Corporation ("KSC") and NKK Corporation ("NKK") have entered into a Memorandum of Understanding dated April 13, 2001 (the "Memorandum of Understanding"), under which KSC and NKK basically agreed to jointly establish a holding company (the "Holding Company") pursuant to the "stock-for-stock exchange" provisions under the Japanese Commercial Code, thereby consolidating their entire operations (the "Transaction"), and have entered into a Basic Agreement for Consolidation dated December 21, 2001 (the "Basic Agreement for Consolidation"). We further understand that KSC and NKK, after mutual negotiation and consultation, are expected to execute an agreement in the form of the draft Agreement for Consolidation dated May 9, 2002 (the "Agreement for Consolidation"). Pursuant to the Transaction, the shareholders of KSC (the "KSC Shareholders") and the shareholders of NKK (the "NKK Shareholders") are scheduled to be allocated 100 shares of the Holding Company in exchange of 1,000 shares of KSC and 75 shares of the Holding Company in exchange of 1,000 shares of NKK, respectively (the allocation ratios of the Holding Company are collectively referred to as the "Exchange Ratios"). Detailed terms and conditions of the Transaction are set forth in the Agreement for Consolidation.

You have asked for our opinion as to whether the Exchange Ratios stipulated in the Agreement for Consolidation is fair from a financial point of view to the KSC Shareholders. We are not requested to express our opinion as to whether KSC should enter into the Transaction pursuant to the Agreement for Consolidation and therefore, we have not expressed such opinion.

For purposes of the opinion as to the Exchange Ratios as set forth herein, we have reviewed and analyzed the following documents and information:

(i) the Agreement for Consolidation prepared by KSC and NKK;

(ii) *Yuka-shoken Hokoku-sho* (annual Securities Reports filed with the Ministry of Finance) and other publicly-disclosed financial information of KSC and NKK;

(iii) information and materials relating to the operational and financial conditions of KSC and NKK prepared by KSC and NKK, respectively;

(iv) information and materials relating to financial forecasts for KSC and NKK, prepared by KSC and NKK, respectively;

(v) results of interviews with the respective management and staff of KSC and NKK relating to the operational and financial conditions (including without limitation historical performance and future prospects) of KSC and NKK;

(vi) the historical trading prices and trading records for the shares of KSC and NKK;

(vii) the financial conditions, and trading prices and trading records for the shares of comparable publicly-traded companies that conduct businesses similar to the major businesses of KSC and NKK;

(viii) the Memorandum of Understanding dated April 13, 2001 and the Basic Agreement for Consolidation dated December 21, 2001, both entered into by and between KSC and NKK; and

(ix) other information and materials as we deem necessary.

In connection with rendering our opinion, we have assumed and relied upon the following:

(i) We have assumed and relied upon the accuracy and completeness of all the materials and information as mentioned above which we have reviewed and analyzed as stated herein (the "Information"), and we have not conducted any independent verification of the accuracy or completeness of the Information;

(ii) We have assumed that the financial forecasts have been reasonably prepared by KSC and NKK based on the best currently available estimates and judgments of KSC and NKK regarding the future financial performance;

(iii) We have not made any independent valuation or appraisal of the assets and liabilities of KSC and NKK;

(iv) We express our opinion, assuming that the Transaction will be implemented pursuant to the terms and conditions set forth in the Agreement for Consolidation; and

(v) Our opinion is necessarily based on financial, economic, market, general economy and other conditions as in effect on, and the information made available to us as of, the date hereof.

It is understood that our opinion expressed herein is for the sole purpose of providing information to the Board of Directors of KSC, in connection with its determination of the Exchange Ratios, and may not be used for other purpose, or disclosed to a third party, without our prior written consent. Our opinion does not constitute a recommendation as to how any of the KSC Shareholders should vote with respect to the Transaction, nor include the recommendation.

We have not expressed our opinion as to the value of the shares of KSC or the shares of NKK before the Transaction or the value of the shares of the Holding Company after the Transaction.

We have acted as financial advisor to KSC in connection with the Transaction and will receive a fee for our services. In this regard, with KSC's consent, we are also acting as NKK's financial advisor and receiving fees therefor in connection with the Transaction, including rendering an opinion to NKK with respect to the fairness of the Exchange Ratios as set forth in the Agreement for Consolidation from a financial point of view to NKK. We have maintained business relationships including without limitation securities transactions with KSC, NKK, and some of their respective subsidiaries and affiliates, and some members of the Mizuho Financial Group, with Mizuho Holdings Co., Ltd. at its helm, from time to time provide services, including without limitation banking services to, and hold equity interests in, KSC, NKK, and some of their respective subsidiaries and affiliates.

Based upon and subject to the foregoing, we are of the opinion that as of the date hereof the Exchange Ratios set forth in the Agreement for Consolidation are fair from a financial point of view to the KSC Shareholders.

Very truly yours,

Mizuho Securities Co., Ltd.

By: /s/ Toru Nakagawa

Toru Nakagawa
Managing Executive Officer
Advisory Group No. 1

4. Balance sheets and statements of income pursuant to subparagraph 3 through 6 of Paragraph 1 of Section 366 of the Commercial Code

Kawasaki Steel's balance sheet and statement of income are set forth below (pages 22 through 25 hereof).

NKK's balance sheet and statement of operations are set forth below (pages 26 through 29 hereof).

5. Other matters concerning this proposed resolution

This proposal is conditional upon approval at respective General Meetings of Shareholders called for the purposes of both Kawasaki Steel and NKK.

(Articles of Incorporation of JFE Holdings, Inc.)

ARTICLES OF INCORPORATION

JFE Holdings, Inc.

CHAPTER I
GENERAL PROVISIONS

(Company Name)

Article 1. The name of the Company shall be "JFE Holdings Kabushiki Kaisha".

② In English, it shall be referred to as "JFE Holdings, Inc."

(Purpose)

Article 2. The purpose of the Company shall be to control and manage the business activities of the companies, domestic and foreign, acquired through stock ownership and/or equity participation:

1. Manufacture and sales of iron and steel;
2. Manufacture and sales of ferroalloys, non-ferrous metals, and ceramics;
3. Mining, processing and sales of iron ore and other minerals;
4. Designing, manufacture, sales and repairs of various kinds of ships, vessels and construction vehicles;
5. Designing, manufacture, sales, and repairs of machines and equipment for industrial use including gas supply systems, steel products manufacturing plants, etc., and environmental hygienic service facilities such as waste disposal and/or water treatment systems, and all types of steel structures including bridges and steel skeletons, and provision of services as contractors therefor;
6. Planning, designing, and management of civil engineering and construction, and provision of services as contractors therefor.
7. Buying, selling, leasing, brokerage, and management of real estate, as well as planning, designing and management of urban development projects, and provisions of services as contractors therefore;
8. Production, processing and sales of raw materials for and chemical products such as tar, pitch, crude light oil, benzene, carbon products, synthetic resins, magnetic materials including iron oxide and ferrite, catalyst and chemical fertilizers;
9. Manufacture and sales of computers and their peripheral systems, components of electronic equipment;
10. Planning, development, sales, maintenance and management of information and communications systems, and participation in the communications industry;
11. Businesses pertaining to industrial and general waste treatments, and waste recycling;
12. Distribution of electric power;
13. Production and sales of gas;
14. Manufacture, sales and export/import of medical apparatuses, instruments and their accessories;
15. Management of facilities to be used for training, medical care, and sports, and management of parking lots, etc., and planning and administration of various special events, and provision of services as general travel agents;

16. Warehouse operations, security and guard services, and general leasing services;
17. Sales of technologies and know-how involved in any of the itemized activities listed above, research and development of technologies, and provision of services thereof;
18. All other business activities related to or incidental to any of the foregoing:

② The Company shall undertake loaning of money as its business.

③ The Company shall be able to do all other business activities related to or incidental to any of those listed in the foregoing paragraphs.

(Principal Office)

Article 3. The Company shall have its principal office located in Chiyoda-ku, Tokyo.

(Method of Public Notice)

Article 4. Public notices of the Company shall be made in the Nihon Keizai Shimbun (Daily Japan Economic News).

CHAPTER II

(Total Number of Shares to be Issued)

Article 5. Total number of shares to be issued by the Company shall be 2,298 million; provided that, in a case where any shares have been retired, the total number of shares to be issued by the Corporation shall be reduced by the number of such retired shares.

(Number of Shares as a Unit, and Non-Issuance of Shares in Short of a Unit)

Article 6. One hundred shares of the Company shall constitute a Unit.

② The Company shall not issue a share certificate representing the shares in short of a Unit (hereinafter referred to as "shares in short of a unit").

(Record Date)

Article 7. The Corporation shall determine the shareholders entitled to exercise the rights of shareholders with respect to the ordinary general meeting of shareholders concerning the settlement of accounts for the last business term to be the shareholders with voting rights whose names are listed and/or recorded in the Register of Shareholders (including the Register of Beneficial Shareholders. The same definition shall apply to all subsequent provisions.) as of the close of business hours of March 31 of that business term.

② In addition to the foregoing, when necessary, the Corporation shall determine the shareholders or pledges, entitled to any rights thereof to be the shareholders or pledges whose names are listed and/or recorded in the Register of Shareholders as of the close of business hours of a specific date, upon giving advance public notice to that effect.

(Transfer Agent)

Article 8. The Company shall appoint a transfer agent to handle in its behalf matters relating to its shares.

② The Board of Directors shall designate by its resolution, the transfer agent andits business office.

③ The Company shall have its Register of Shareholders kept at the place of business of the transfer agent, and make the transfer agent solely responsible for handling matters pertaining to the shares, including changes of name of holder of shares of record, and buying shares in short of a Unit, and all other matters pertaining to the shares. The Company shall not handle any of these matters.

(Share-related Matters)

Article 9. The Board of Directors shall decide on the rules for handling share-related matters including the classifications of share certificates to be issued, change of name of holder of shares of record, buying shares in short of a Unit, and fees for handling all such share-related matters.

CHAPTER III
GENERAL MEETING OF SHAREHOLDERS

(Convention and Place)

Article 10. The ordinary general meeting of shareholders of the Company shall be convened in June each year, and the extraordinary general meeting of shareholders shall be convened from time to time as deemed necessary.

② The general meetings of stockholders shall be convened in one of the wards (ku) in Tokyo.

(Convener and Chairperson)

Article 11. The general meeting of shareholders of the Company shall be convened by the President based on a resolution of Board of Directors. The President shall preside over the general meeting of shareholders as its Chairman. In the case that the President is unable to so preside, one of the other directors shall convene the meeting and act as the Chairman in the order fixed in advance by the Board of Directors..

(Manner of Resolution)

Article 12. Except as otherwise required by the laws and ordinances, or the Articles of Incorporation, a resolution of general meetings of shareholders shall be adopted by a majority of the votes of the shareholders present thereat.

(Proxy Votes)

Article 13. A shareholder may authorize another shareholder of the Company, who is entitled to exercise his voting rights, to exercise the right to vote on his behalf. A shareholder of the Company who intend to exercise his voting rights by authorizing another shareholder of the Company shall deliver the Company the document certifying proxy assigned to another shareholder of the Company at each of the general meeting of shareholders prior to the meeting.

(Minutes)

Article 14. The gist of the process of the proceedings and the results of a general meeting of shareholders shall be recorded in a minutes, signed and sealed by the Chairman and the directors present.

CHAPTER IV
Directors and Board of Directors

(Number)

Article 15. The directors of the Company shall be not more than twelve (12) in number.

(Election)

Article 16. Directors shall be elected at a general meeting of shareholders.

② Shareholders holding in the aggregate not less than one-third (1/3) of the voting rights held by all shareholders must be present for election of directors.
Cumulative voting shall not be used for the election of directors

(Term of Office)

Article 17. Term of office of a director shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last settlement of accounts occurring within two years after the director's assumption of office.

(Representative Directors and Executive Directors)

Article 18. The director to represent the Company shall be elected by a resolution of the Board of Directors.

③ The Board of Directors, by its resolutions, shall elect one Chairman of the Board and President of the Company, both serving concurrently as Board members.

(Remuneration)

Article 19. The remuneration payable to directors and retirement bonuses for special services payable to retiring directors shall be determined by a general meeting of shareholders.

(Notice of Convention of Board Meeting)

Article 20. Notice of convention of each meeting of the Board of Directors shall be sent to each director and each corporate auditor individually three days before the date set forth for such a meeting; provided, however, that the aforementioned period may be shortened in case of a meeting on urgent business.

② A Board of Directors' meeting may be convened without following the procedure to convene the meeting when there is a consensus among all directors and corporate auditors.

(Convener and Chairman)

Article 21. The Chairman of the Board shall convene the Board meeting and preside over it as its Chairman. In the case that the Chairman of the Board is unable to so act because of an accident or the position being vacant, President, then another director in the order fixed in advance by the Board of Directors.

(Manner of Resolutions)

Article 22. A resolution of a meeting of the Board of Directors shall be adopted by a majority of votes of the directors present.

(Minutes)

Article 23. The gist of the process of the proceedings and the results of a meeting of the Board of Directors shall be recorded in a minutes, signed and sealed by the directors and the corporate auditors present.

(Regulations for the Board of Directors)

Article 24. Matters relating to the Board of Directors shall be governed by the regulations adopted by the Board of Directors.

(Waiver)

Article 25. According to the provisions of Article 266, Paragraph 12 of the Commercial Code, the

Company, when the Board of Directors so decides, may relieve any of its directors (including former directors) of the responsibilities with respect to the their acts as provided in the said article, paragraph 1, subparagraph 5 to the extent permitted under the laws and ordinances.

CHAPTER V
CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number)

Article 26. The corporate auditors of the Company shall be not more than six (6) in number.

(Election)

Article 27. Corporate auditors shall be elected at a general meeting of shareholders.

② Shareholders holding in the aggregate not less than one-third (1/3) of the voting rights held by all shareholders must be present for election of corporate auditors.

(Term of Office)

Article 28. The term of office of corporate auditors shall expire upon conclusion of the ordinary general meeting of shareholders held with respect to the last settlement of accounts occuring within four years after their assumption of office.

(Standing Corporate Auditors)

Article 29. Standing corporate auditors shall be elected by mutual vote from among the corporate auditors in office.

(Remuneration)

Article 30. The remuneration payable to corporate auditors and retirement bonuses for special services payable to corporate auditors shall be determined by a general meeting of shareholders.

(Notice of Convention of Board of Corporate Auditors)

Article 31. Notice of convocation of meeting of the Board of corporate auditors shall be sent to each individual corporate auditor three days before the date set forth for such a meeting; provided, however, that the aforementioned period may be shortened in case of a meeting required on urgent business.

② A Board of Corporate Auditors' meeting may be convened without following the procedure to convene the meeting when there is a consensus among all corporate auditors.

(Convener and Chairman)

Article 32. The corporate auditor appointed in advance by Board of Corporate Auditors shall convene the meeting of the Board of Corporate Auditors and preside over it as its Chairman. This provision does not preclude the possibility of another corporate auditor to so convene the meeting and act in replacement of the Chairman when necessary.

(Manner of Resolutions)

Article 33. Except as otherwise provided by laws and ordinances, a resolution of the meeting of the Board of Corporate Auditors shall be adopted by a majority of votes of the corporate auditors.

(Minutes)

Article 34. The gist of the process of the proceedings and the results of a meeting of the Board of Corporate Auditors shall be recorded in a minutes, signed and sealed by all the corporate auditors present.

(Regulations for Board of Corporate Auditors)

Article 35. Matters relating to the Board of Corporate Auditors shall be governed by the regulations adopted by the Board of Corporate Auditors.

(Waiver)

Article 36. According to the provisions of Article 280, Paragraph 1 of the Commercial Code, the Company, when the Board of Directors so decides, may relieve any if its corporate auditors (including former corporate auditors) of the responsibilities to the extent permitted under the laws and ordinances.

CHAPTER VI
ACCOUNTING

(Business Term)

Article 37. The business term of this Company shall constitute one year which shall begin on April 1 and end on March 31 of the following year.

(Distribution of Dividends)

Article 38. Dividends shall be paid to the shareholders and pledgees who are listed and /or recorded as such in the Register of Shareholders as of the close of business hours of March 31, of each year.

(Distribution of Interim Dividends)

Article 39. Interim dividends (distribution of money according to Article 293-5 of the Commercial Code. This definition shall apply to the same usage to appear hereinafter.) may be paid in any year to the shareholders and pledges who are listed and/or recorded in the Register of Shareholders as such as of the close of business hours of September 30, of each year.

(Period of Prescription)

Article 40. The Company shall be discharged of its liability to pay any dividend or interim dividend upon expiration of a three (3) year period after the date when the same becomes payable.

SUPPLEMENTARY PROVISIONS

(Shares to be Issued upon Incorporation by Stock for Stock Exchange)

Article 1. The Company shall be incorporated by stock for stock exchange provided in the Article 364of Commercial Code.

② The total number of shares to be issued by the Company upon incorporation shall be 574,733,051 in common shares.

③ Notwithstanding paragraph 2 above, if the convertible bonds issued by Kawasaki Steel be converted to the common shares of Kawasaki Steel during the period from May 1, 2002 to the day before the date on which the said stock for stock exchange must take place, the total number of shares to be issued by the Company upon incorporation shall be the aggregate of each of the following two numbers, from which fractions not constituting a share are substracted.

1. 3,407,165,634 shares x 75/1,000
2. (3,191,956,286 shares + the number of common shares issued through the conversion of the convertible bonds issued by Kawasaki Steel) x 100/1,000

(1st Business Term)

Article 2. Notwithstanding the provision of Article 37 hereunder, the first business term of the Company shall be from the date of its incorporation to March 31, 2003. .

(Term of Office of Directors and Corporate Auditors Upon Incorporation)

Article 3. Notwithstanding the provisions of Articles 17 and 28 hereunder, the term of office of the directors and corporate auditors appointed at the time of incorporation of the Company shall expire upon conclusion of the ordinary general meeting of the shareholders with respect to the last settlement of accounts within one year after their assumption of office.

(Balance Sheet and Statement of Income of Kawasaki Steel Corporation)

Kawasaki Steel Corporation
Non-consolidated Balance Sheet
As of March 31, 2002

(Millions of yen)

Account Item	Amount	Account Item	Amount
ASSETS		**LIABILITIES**	
Current Assets	**375,650**	**Current Liabilities**	**411,935**
Cash and time deposits	81,197	Accounts payable	59,048
Notes receivable	1,847	Short-term debt	116,339
Accounts receivable	67,213	Commercial paper	51,000
Marketable securities	59	Current portion of corporate bonds	80,000
Finished goods	30,415	Other payables	14,971
Semifinished goods	37,390	Accrued expenses	53,720
Work in process and uncompleted construction contracts	14,560	Accrued income taxes	57
Raw materials and supplies	78,872	Accrued consumption taxes	2,430
Advances	1,564	Advance received	6,129
Prepaid expenses	1,604	Deposits received	25,302
Deferred tax assets	9,386	Other current liabilities	2,936
Other receivables	16,999	**Fixed Liabilities**	**722,005**
Short-term loans	31,712	Notes and bonds	289,136
Other current assets	3,026	Long-term debt	378,038
Less: Allowance for doubtful accounts	-200	Allowance for employees' retirement benefits	9,696
Fixed Assets	**1,170,543**	Allowance for special repairs	22,480
Property, plant and equipment, net	**617,797**	Other fixed liabilities	22,653
Buildings	129,884	**Total Liabilities**	**1,133,940**
Structures	49,207		
Machinery and equipment	335,034	**STOCKHOLDERS' EQUITY**	
Vehicles	889	**Common stock**	**239,644**
Tools, furniture and fixtures	3,799	**Statutory reserve**	**152,823**
Land	82,982	Capital surplus reserve	112,134
Construction in progress	15,999	Legal reserve	40,688
Intangible fixed assets	**18,287**	**Retained earnings**	**14,688**
Patent rights	1,399	Reserve for special depreciation	581
Utility rights	1,910	Reserve for overseas investment loss	36
Software	14,326	Reserve for advanced deprecation of fixed assets	21,162
Other intangible fixed assets	651	Allowance for special repairs	497
Investment and other assets	**534,459**	Untreated loss at end of the year	7,590
Investments in subsidiaries	302,151	[including net loss for the year]	[10,745]
Investments in securities	123,609	**Unrealized gains**	**5,121**
Long-term prepaid expenses	1,191	Net unrealized holding gains on securities	5,121
Deferred tax assets	65,731	**Treasury stock**	**(24)**
Other assets	68,520	Treasury stock	(24)
Less: Allowance for doubtful accounts	(26,744)	**Total Stockholders' Equity**	**412,253**
TOTAL ASSETS	**1,546,194**	**LIABILITIES AND STOCKHOLDERS' EQUITY**	1,546,194

Note: The amounts less than one million yen are truncated.

Notes:

1. Debt securities held to maturity are stated by the amortized cost method, and stocks of subsidiaries and affiliates are stated at cost determined by the moving-average method. Available-for-sale securities for which the market value is readily determinable are reported at market value at the balance sheet date, with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity. The cost of securities sold is determined based on the moving-average method. Other available-for-sale securities with no fair market value are stated at cost by the moving-average method.

2. Inventories are basically stated at cost determined by the last-in first-out (LIFO) method. However, inventories are stated at cost determined by the specific identification method in the engineering business segment, the supplementary materials of the "supplies" account item by the moving-average method, and dies and rolls by the periodic average method.

3. The depreciation of property, plant and equipment, net, is computed by the declining-balance method.

4. The allowance for doubtful accounts is provided for possible bad debt at the amount estimated based on the past bad debt experience for normal receivables, plus uncollectible amounts determined by reference to the collectibility of individual accounts for doubtful receivables.

5. The allowance for employees' retirement benefits is provided for payment of employees' post-retirement benefits at an amount to be accrued at the balance sheet date, and is calculated based on the projected benefit obligations and fair value of pension plan assets at the end of this fiscal year. The accumulated difference recognized due to the change of accounting principles (¥36,165 million) is charged to income on a pro rata basis over five years, except for that charged to income at once as a result of corporate separation. The actuarial gain and loss are amortized by the straight-line method over a certain period, within the average remaining service years for employees at the time of occurrence, from the following year of occurrence.

6. The allowance for special repairs is provided in an estimated amount on a pro rata basis for payment of the expense required for the repair of blast furnaces and hot blast stoves over projected years until the next repair.

7. The Company applies the percentage-of-completion method in accounting for revenue from large-scale (construction price of ¥500 million or more) and long-term (construction period of not less than 12 months) construction contracts in the Engineering segment.

8. The Company basically adopts the deferral method for hedging activities. However, foreign currency denominated receivables and payables covered by forward contracts are recorded by the related forward contract rates if they meet the defined requirements. Interest rate swaps are accounted for by the accepted exceptional treatment if they meet the defined requirements.

9. The consumption taxes are accounted for using the tax exclusion method.

10. The notes receivable to be matured on the book closing date at the end of the fiscal year are treated as if they were settled on the maturity date, although the end of this fiscal year was a bank holiday. The notes receivable matured at the end of this fiscal year, which were excluded from the year-end balance sheet accordingly, were as follows:

Notes receivable: ¥20 million

11. Accumulated depreciation of property, plant and equipment: ¥2,378,660 million

12. Short-term receivables from subsidiaries:	¥43,228 million
Long-term receivables from subsidiaries:	¥20,872 million
Short-term payables to subsidiaries:	¥65,842 million

13. Accounts receivable denominated in foreign currencies: US$122,126 thousand, etc.
Investments in subsidiaries denominated in foreign currencies: US$520,351 thousand, etc.
Investments in securities denominated in foreign currencies: Real$303,829 thousand, etc.

14. Pledged assets:
Investments in securities: ¥6,356 million

15. Liabilities for guarantee: ¥5,616 million
Forward guarantees outstanding: ¥46,728 million

16. Allowance for special repairs is stipulated by Article 287-2 of the Commercial Code .

17. Net loss per share: ¥3.36

18. Net assets as stipulated by Article 290-1-(6) of the Commercial Code: ¥5,121 million

Kawasaki Steel Corporation
Non-consolidated Statement of Income
From April 1, 2001 to March 31, 2002

(Millions of yen)

Account item	Amount	
(Ordinary Profit and Loss)		
Operating revenue		
Net sales		712,630
Operating expenses		
Cost of sales	619,060	
Selling, general and administrative expenses	72,247	691,307
Operating profit		21,323
Nonoperating income		
Interest income and dividends received	3,958	
Other, net	9,803	13,762
Nonoperating expenses		
Interest expense	9,774	
Other, net	11,850	21,625
Ordinary income:		**13,460**
(Extraordinary Profit and Loss)		
Extraordinary profit:		
Gain on sale of property, plant and equipment, net	21,221	
Gain on sale of investments in subsidiaries	1,759	
Gain on sale of investments in securities	2,177	
Reversal of allowance for special repairs	6,924	
Gain on creation of retirement benefit trust	35,270	67,353
Extraordinary loss:		
Write-down of investments in subsidiaries	16,177	
Write-down of investments in securities	14,258	
Write-down of inventories—real estate for sale—	3,486	
Provision for allowance for doubtful accounts	19,047	
Loss on support of affiliates	34,500	
Expenses on special retirement payments	4,678	
Provision for allowance for employees' retirement benefits	7,538	99,687
Loss before income taxes		**18,873**
Income taxes—current	46	
Income taxes—deferred	8,173	8,127
Net loss		**10,745**
Profit brought forward		3,155
Untreated net loss at end of the year		**7,590**

Note: The amounts less than one million yen are truncated.

Note:

Sales to subsidiaries	¥11,463 million
Purchases from subsidiaries	¥153,408 million
Nonoperating transactions with subsidiaries	¥51,816 million

(Balance Sheet and Statement of Operations of NKK Corporation)

NKK Corporation
Non-Consolidated Balance Sheet
As of March 31, 2002

(Unit: Millions of yen)

	Amounts		Amounts
(Assets)		**(Liabilities)**	
Current assets	**530,113**	**Current liabilities**	**641,451**
Cash and deposits	52,250	Notes payable	263
Notes receivable	1,224	Accounts payable	228,404
Accounts receivable	194,194	Short-term borrowings	172,794
Finished goods	25,452	Bonds redeemable within one year	50,000
Semi-finished goods	10,212	Other payables	27,900
Work in process and uncompleted construction contracts	79,667	Accrued expenses	54,978
		Accrued income taxes	6,774
Raw materials	29,153	Advances received	43,312
Supplies	60,525	Deposits received	48,827
Advance payments	10,095	Reserve for product warranty	114
Prepaid expenses	1,926	Reserve for loss on guarantees	3,367
Deferred tax assets	42,208	Other current liabilities	4,714
Other receivables	16,512	**Long-term liabilities**	**767,497**
Other current assets	7,628	Bonds	271,000
Allowance for doubtful receivables	(938)	Long-term indebtedness	390,239
		Employees' termination allowances	58,858
Fixed assets	**1,257,314**	Reserve for rebuilding furnaces	33,472
Property, plant and equipment	**790,386**	Other long-term liabilities	13,927
Buildings	143,368	**Total liabilities**	**1,408,949**
Structures	69,900		
Machinery and equipment	363,310	**(Shareholders' equity)**	
Vessels	18	**Common Stock**	**233,731**
Vehicles and transportation equipment	1,319	**Legal reserve**	**134,807**
		Additional paid-in capital	95,509
Tools, furniture and fixtures	8,340	Legal reserve	39,298
Land	185,336	**Retained earnings**	**6,404**
Construction in progress	18,793	Reserve for special depreciation	9
Intangible fixed assets	**16,360**	Reserve for losses on overseas investments	14
Software, etc.	16,360		
Investments and others	**450,567**	Reserve for advanced depreciation	20,250
Investments in securities	133,810	Undisposed Loss at end of the year	13,870
Investments in subsidiaries	261,045	[Of which: Loss for the year]	[18,581]
Long-term loans	1,255	**Revaluation Gain**	**3,555**
Long-term prepaid expenses	1,030	Gain on revaluation of available-for-sale securities	3,555
Long-term deferred tax assets	25,012		
Other investments	71,970	**Treasury Stock**	**(20)**
Allowance for doubtful receivables	(43,557)	**Total shareholders' equity**	**378,478**
Total assets	**1,787,428**	**Total liabilities and shareholders' equity**	**1,787,428**

NKK Corpration
Non-Consolidated Statement of Operations
the 148th fiscal year ended March 31, 2002

(Unit: Millions of yen)

Items	Amounts	
Operating revenue		
Net sales		955,548
Operating expenses		
Cost of sales	832,504	
Selling, general and administrative expenses	110,930	943,434
Operating income		12,114
Non-operating income		
Interest and dividends income	6,690	
Other income	20,807	27,498
Non-operating expenses		
Interest expenses	21,361	
Other expenses	12,696	34,058
Ordinary Income		**5,554**
Special credits		
Gain on sales of fixed assets	14,295	
Gain on sales of investments in securities	38	
Gain on sales of securities issued by subsidiaries	5,408	
Gain on reversal of reserve for rebuilding furnaces	7,140	26,883
Special charges		
Loss on disposal of fixed assets	1,417	
Loss on sales of investments in securities	1,681	
Loss on writedowns of investments in securities, etc.	20,938	
Liquidation loss related to investments in subsidiaries, etc.	24,764	
Amortization of transitional obligations for employees' retirement benefits	10,195	
Special charge arising from employees' termination benefits	7,658	66,657
Loss before income taxes		**34,218**
Income taxes		8,500
Adjustments to income taxes (profit)		24,137
Net loss		**18,581**
Retained earnings at beginning of the year		4,711
Undisposed loss at end of the year		13,870

(Notes to Balance Sheet and Statement of Operations)

1. Securities issued by subsidiaries and affiliates are stated at cost determined by moving average method. Available-for-sales securities with market price are marked-to-market based on the average market prices for one month before the balance sheet date (the revaluation differences are charged directly to balance sheet by direct capitalization method, and costs sold are calculated by moving average method). Other available-for-sale securities without market price are stated at cost by moving average method.
2. Inventories are valued at cost determined by the following method.
   Finished goods, semi-finished goods and raw materials -- moving average method
   Work in process and uncompleted construction contracts -- specific identification method
   Supplies, molds and rolls -- specific identification method
   Others -- gross average method
3. Depreciation of property, plant and equipment is as follows:
   Machinery and equipment at Keihin and Fukuyama works, new buildings completed after April 1, 1998 -- straight-line method
   Others — declining balance method
4. The allowance for general receivables is provided based on the ratio computed from the actual results of failures. The allowance for specific receivables such as determined "doubtful" reflects the estimated uncollectible amount for specific receivables.
5. Reserve for loss on guarantees reflects an estimated loss based on the analysis of financial positions of the debtors guaranteed by the Company to provide for possible loss in connection with liabilities for guarantee.
6. Termination allowances are provided for the termination benefits to the employees as of the balance sheet date based on the projected benefit obligation and pension assets. Out of the difference of ¥60,981 million which arose at the time of changing the accounting standards, the amount of ¥10,003 million is amortized at a time through stock contribution to the pension trust fund, and the remaining amount is amortized over five years and presented as a special charge. Actuarial difference is amortized by straight line method not more than average remaining working years (10 years) from the following year.
7. Reserve for rebuilding furnaces is provided for the expenditure for periodic repairs to bricks, etc. of blast furnaces and hot blast stoves, principally based on the actual costs of the previous repairs and the intervals between such repairs.
8. The revenues from construction contracts are recognized by the following methods:
   Long-term (construction period over one year, in case of vessels, two years) and large-scale (construction amount more than one billion yen) contracts -- percentage of completion method
   Others -- completion method
   Net sales recorded based on percentage of completion method amounted to ¥183,786 million for the year.
9. Consumption tax and regional consumption tax are accounted for separately from related items.
10.

	(Units: Millions of yen)
Short-term receivables from subsidiaries	17,782
Long-term receivables from subsidiaries	41,902
Short-term payables to subsidiaries	205,366
Long-term payables to subsidiaries	14,335
Net sales to subsidiaries	178,956
Purchases from subsidiaries	458,781
Non-operating transactions with subsidiaries	208,490

11. Accumulated depreciation deducted from "Property, plant and equipment" ¥2,276,345 million
12. Pledged assets:

	(Units: Million of yen)
Property, plant and equipment	32,551
Investments in securities	8,559
Investments in subsidiaries	2,335
Other investments	700

13. Contingent liabilities ¥29,160 million
The above amount includes ¥2,891 million substantially guaranteed by third parties.
14. Reserve for loss on guarantees and reserve for rebuilding furnaces are stipulated under Article 287-2 of the Commercial Code of Japan.
15. ¥3,555 million of net worth increased as a result of marked-to-market the assets stipulated under Article 290-1-6 of the Commercial Code of Japan.
16. Net loss per share: ¥5.45
17. Amounts less than the presented units have been omitted.

【Notice to United States Investors】

The business combination referred to in this document (the "Transaction") involves securities of foreign companies. The Transaction is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial information included in this document has been prepared in accordance with foreign accounting standards that may not be comparable to similar financial information of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Kawasaki Steel Corporation and NKK Corporation are located in a foreign country, and some or all of their officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign country for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.